UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

For the month of May, 2014

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.
(Translation of Registrant's name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                  Garza García, Nuevo León, México 66265
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Contents

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE:CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) today that, in an extraordinary meeting of CEMEX’s Board of Directors held on May 15, 2014, Mr. Ian Christian Armstrong Zambrano was appointed, effective as of today, as the new provisional member of CEMEX’s Board of Directors. Such appointment is subject to ratification at CEMEX’s next Annual General Ordinary Shareholders’ Meeting, which is to be held in 2015.

Mr. Ian Christian Armstrong Zambrano is a graduate in Business Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey and holds a Master in Business Administration from the IE Business School. He is currently Vice President of Promotion and Analysis at Evercore Casa de Bolsa, and a member of the Boards of Directors of each of Tec Salud, Fondo Zambrano Hellión and Patronato DIF Nuevo León.

For more information, please visit:    www.cemex.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	May 15, 2014	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller